Exhibit 99.4

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL DECLARES QUARTERLY DIVIDEND

TORONTO, Canada, May 8, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that the Company’s Board of Directors has declared a quarterly cash dividend of US$0.375 per share payable on May 30, 2008, to shareholders of record at the close of business May 22, 2008.

Important Income-Tax Information for Canadian Resident Shareholders

Biovail Corporation designates the entire amount of this taxable dividend to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time. This notice meets the requirements of the Income Tax Act (Canada). Please contact your tax advisor if you have any questions with regard to the designation of the eligible dividend.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation